David S. Stone
Attorney at Law

Tel 312.269.8411
Fax 312.269.1747
dstone@ngelaw.com

December 12, 2007
Ellie Quarles
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
One Station Place
Washington, D.C. 20549

Re:	Covanta Holding Corporation
Definitive 14A
Filed April 25, 2007
File No. 1-06732
Dear Ms. Quarles:
     On behalf of our client, Covanta Holding Corporation (the “Company”), I am responding to your letter dated December 6, 2007 to Anthony Orlando (the “Comment Letter”). To facilitate your review, your comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.
Competitiveness and Benchmarking, page 1
1.	We note your response to comment 2 in our letter dated August 21, 2007. You state that you may use broad market compensation and/or proprietary surveys in the future. If you use this information to benchmark total compensation or any material element of compensation, please identify all components of the benchmarks. To the extent that you are not aware of the components of certain surveys, please provide disclosure to that effect. See Item 402(b)(2)(xiv) of Regulation S-K.
Response:
     In the Company’s future filings, to the extent the Company uses broad market compensation surveys and/or proprietary surveys conducted by compensation consultants to benchmark total compensation or any material element of compensation, the Company will disclose all components of the benchmarks unless such components are confidential and not disclosed to the Company. To the extent the components of certain surveys are not disclosed or available to the Company, the Company will provide disclosure to that effect in future filings.
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Neal, Gerber & Eisenberg LLP · Two North LaSalle Street · Chicago, Illinois 60602-3801 · 312.269.8000 · www.ngelaw.com

Neal, Gerber & Eisenberg llp
December 12, 2007

     The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please do not hesitate to contact me directly at 312-269-8411.

Sincerely,
/s/ David S. Stone

David S. Stone

DSS:jhs

cc:	Compensation Committee of Covanta Holding Corporation Anthony J. Orlando Timothy J. Simpson Robert Monteleone